
PROVIMI



SUPPL

Secrétariat général




06018628

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, November 13th, 2006

Your ref.: File No. 82-5212

**Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

**PROVIMI**
Société anonyme
au capital de 26 094 369 €

Siège social:
9-11, avenue Arago
F 78191 Trappes

652 045 907 RCS Versailles





PROVIMI
ON TOP OF THE FEED CHAIN

# Nine months sales increased by almost 15% with strong growth in North America and developing countries

Paris/Rotterdam, 13 November 2006

**The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first nine months of 2006.**

**Sales increased by 14.6% to EUR 1,323.5 million. Volumes and sales showed an increase in almost all regions, with particularly strong growth in North America, developing and emerging countries and European Pet food operations. New acquisitions contributed EUR 34.6 million to sales, while more favourable exchange rates had a positive effect of EUR 27.5 million. On a like-for-like basis, sales growth was 9.2% over the period.**

| **Revenues** (in million €) | **30/09/2006** | 30/09/2005 | Change |
|---|---|---|---|
| France | **110.5** | 103.8 | +6.5% |
| Poland | **258.2** | 270.2 | -4.4% |
| Rest of Europe | **580.2** | 487.8 | +18.9% |
| North America | **158.3** | 126.4 | +25.2% |
| Rest of the world | **216.3** | 166.8 | +29.7% |
| Total | **1,323.5** | 1,155.0 | **+14.6%** |

In France, Provimi increased sales in a shrinking market, thus gaining market share. Exports continued to develop favourably.

In Poland, sales decreased compared to the same period last year due to unfavourable market conditions for customers. The decrease in sales however is gradually diminishing and was limited to –1.8% during the third quarter.

In the Rest of Europe, sales showed further healthy growth, notably in Hungary and Russia as a result of the acquisitions made in 2005. Strong sales growth was also noted in The Netherlands, Romania and in the pet food sector.

In North America, sales showed strong growth throughout the year. After the acquisition of Vita in Canada in June, the Group further strengthened its position in the premix and specialty segments with the acquisitions of Nutrius and Virtus Nutrition in September, in the United States. The sales of the two latter companies were consolidated as from September 2006.

In the rest of the world, almost all countries reported an excellent improvement in volumes and sales. This was particularly the case in Chile, where in July the Group signed a joint venture agreement with AquaChile, the second largest salmon producer in the world, for the production of seawater feed. Part of the increase can also be attributed to higher prices on raw materials used for fish feed, which were passed onto customers. Argentina and Brazil showed a good performance as well, with over 20% growth.

**Outlook**

Based on the performance achieved so far, the Group remains positive about its full year results.

*The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of €1.6 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.*

For further information, please contact:

*Investor relations:*
Olivier Leduc: + (33) 1 34 82 79 04

*Press relations:*
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website:
**http://www.provimi.com**